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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VERI-TEK INTERNATIONAL, CORP.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class Securities)

92342X101

(CUSIP Number)

September 13, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐              Rule 13d-1(b)

☒              Rule 13d-1(c)

☐              Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92342X101	Page 2 of 9 Pages

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Russell B. Faucett
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_| (b) |_|
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole DispositivePower 0
	8	Shared Dispositive Power 0
9	AggregateAmount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 92342X101	Page 3 of 9 Pages

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Barrington Investors, L.P. 95-4664502
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole DispositivePower 0
	8	Shared Dispositive Power 0
9	AggregateAmount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) PN

Page 4 of 9 Pages
Item 1.

(a)         Name of Issuer

  Veri-Tek International, Corp.

(b)        Address of Issuer’s Principal Executive Offices

50120 Pontiac Trail, Wixom, Michigan 48393

Item 2.

(a)        Name of Person Filing

This statement is being filed by (i) Russell. B. Faucett and (ii) Barrington Investors, L.P., a California limited partnership (together, the “Reporting Persons”).  Mr. Faucett is the general partner of two pooled investment vehicles, Barrington Investors, L.P. and Barrington Partners, A California limited partnership (together, the “Funds”).

Mr. Faucett controls the Funds by virtue of being their general partner.  On September 13, 2007, the Funds completed disposition of all their shares of Common Stock previously reported on March 12, 2007.  Accordingly, each Fund is the record owner of zero (0) shares of Common Stock.

(b)       Address of Principal Business office or, if None, Residence

For each Reporting Person,

2001 Wilshire Boulevard, Suite 401,
Santa Monica, CA 90403

(c)         Citizenship

Russell B. Faucett is a U.S. citizen.

Barrington Investors, L.P. is a California limited partnership.

(d)         Title of Class Securities

Common Stock, No Par Value Per Share

(e)         CUSIP Number

92342X101

Page 5 of 9 Pages

Item 3.            If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	Group in accordance with § 240.13d-1(b)(ii)(J).

Item 4.            Ownership

Russell B. Faucett

(a) Amount beneficially owned: 0

(b) Percent of class: 0.0%

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

Barrington Investors, L.P.

Page 6 of 9 Pages

(a) Amount beneficially owned: 0

(b) Percent of class: 0.0%

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.             Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☑

Item 6.             Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Russell B. Faucett is the general partner of each of the Funds.  Mr. Faucett is a control person of each of the Funds and the Funds acquired the securities being reported on by Mr. Faucett.  See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows]

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 21, 2007

                    /s/ Russell B. Faucett
                    Russell B. Faucett

                    BARRINGTON INVESTORS, L.P.

                    By: /s/ Russell B. Faucett
                    Name: Russell B. Faucett
                    Its: General Partner

Page 8 of 9 Pages

Exhibit A
Identification of Controlled Persons

1.	Barrington Investors, L.P.

2.	Barrington Partners, A California limited partnership

Page 9 of 9 Pages

Exhibit B

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.”  The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date:  September 21, 2007

                        /s/ Russell B. Faucett
                        Russell B. Faucett

                        BARRINGTON INVESTORS, L.P.

                        By: /s/ Russell B. Faucett
                        Name: Russell B. Faucett
                        Its: General Partner